309 Technology Drive
Malvern, PA 19355
August 30, 2011
Via EDGAR
Sheila Stout
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:	Quaker Investment Trust File Nos. 033-38074 and 811-06260
Dear Ms. Stout,
          The following are the responses of the Quaker Investment Trust (the “Trust”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Trust’s Annual Certified Shareholder Report on Form N-CSR that was filed on September 2, 2010. Each Staff comment is summarized below, followed by the Trust’s response to the comment. Furthermore, attached hereto, is the “Tandy” letter submitted by the Trust.
1.	Comment: For the Quaker Akros Absolute Return Fund, confirm the date that the Fund commenced operations.

Response: The Quaker Akros Absolute Return Fund commenced operations on October 4, 2010.

2.

Comment: The Trust’s N-SAR filing for 2010 erroneously included an opinion letter from PricewaterhouseCoopers instead of the required Report of the Independent Registered Public Accounting Firm on Internal Control over Financial Reporting. Please file an amended Form N-SAR for the period ended June 30, 2010 that includes the correct exhibit.

Response: An amended Form N-SAR was filed with the Commission on August 19, 2011 (SEC Accession Number 0001003715-11-000408).

3.	Comment: For the Quaker Global Tactical Allocation Fund, disclose, if any, the Fund’s policy for global investing.

Response: Although not covered by Rule 35d-1 of the Investment Company Act of 1940, the Fund will, under normal circumstances, invest at least 40% of its net assets in common stocks and American Depository Receipts (“ADRs”) of foreign companies. Furthermore, the Fund may invest without limit in foreign securities, including ADRs and European Depository Receipts, and in companies located in developing or emerging markets.

4.

Comment: In the “Performance Review and Market Outlook” section for the Quaker Small-Cap Growth Tactical Allocation Fund, explain why the Fund held a substantial amount of cash, averaging close to 50% cash, for the annual period ended June 30, 2010. In this same section, further discuss and explain the errors which the sub-adviser ascribes to the Federal Reserve Board.

Response: For the year ended June 30, 2010, the Fund held a substantial amount of cash, averaging close to 50%, because of the sub-adviser’s execution of its investment strategy, which features a disciplined approach to finding, buying and selling equities, as well as selling short the Russell 2000 Growth Index, the Fund’s benchmark index. When there is an absence of investment opportunities under this strategy, a substantial amount of cash is the result.

Regarding the Federal Reserve Board, the error to which the sub-adviser is referring is the policy of quantitative easing, which the sub-adviser believes fails to maintain a stable value currency and risks currency inflation.

5.

Comment: In the “Performance Review and Market Outlook” sections for all Funds, provide additional discussion of the factors that materially affected each individual Fund’s performance over the period covered. These factors should include descriptions of both market factors and fund investment strategies and techniques specific to each Fund.

Response: For the upcoming 2011 Annual Report and all reports going forward, the Trust will provide additional discussion of both market and investment strategy factors that materially affected each Fund’s performance.

6.	Comment: In the “Schedule of Investments” sections for all Funds, if there is a known rate for preferred stocks, please disclose that rate.

Response: Going forward, the Trust will ascertain if there is a known rate for preferred stocks and, if there is, then that rate will be disclosed.

7.

Comment: In the “Schedule of Investments” section for the Quaker Event Arbitrage Fund, explain whether the holding of Trump Entertainment Resorts was fair valued by the Board of Trustees of the Trust. If the holding was fair valued, please indicate that it was. If the holding was not fair valued, then provide the outside pricing source used.

Response: Trump Entertainment Resorts was not fair valued by the Board of Trustees of the Trust. This holding was priced via IDC Bond.

8.

Comment: In the “Schedule of Investments” section for the Quaker Strategic Growth Fund, explain whether the 27.99% of assets held in short-term investments is part of the Fund’s tactical allocation strategy as described in the Fund’s prospectus.

Response: The 27.99% of assets held in short-term investment is part of the Fund’s tactical strategy and in keeping with the Fund’s history of raising cash defensively.

9.

Comment: In the “Schedule of Investments” section for the Quaker Global Tactical Allocation Fund, explain whether exchange-traded funds fall under the definition of common stocks, for purposes of the prospectus requirement that the Fund invest at least 40% of its net assets in common stocks and ADRs for foreign companies.

Response: For purposes of the prospectus requirement that the Fund invest at least 40% of its net assets in common stocks and ADRs for foreign companies, exchange-traded funds fall under the definition of common stocks depending on the underlying strategy and holdings of the exchange-traded fund in question.

10.

Comment: In the “Statements of Assets and Liabilities” section for the Quaker Long-Short Tactical Allocation Fund, confirm that none of the cash balance of the Fund is restricted and, if any is restricted, disclose that amount separately in the statement.

Response: The amount of the cash balance that is restricted is disclosed as a separate line item in the Statement of Assets and Liabilities entitled “Deposits with Brokers for securities and options sold short.” For the period ended June 30, 2010, that amount totaled $2,485,098.

11.

Comment: Pursuant to a July 2010 letter from the Commission’s Division of Investment Management to the Investment Company Institute regarding derivatives-related disclosures by investment companies, in the “Performance Review and Market Outlook” sections for all Funds that have significant derivatives exposure, discuss the effect of those derivatives on each Fund’s performance. This discussion is notably missing for the Quaker Capital Opportunities Fund.

Response: Although the Quaker Capital Opportunities Fund did have written options during the period ended June 30, 2010, there were no written options or other derivatives open at the end of that period. Going forward, for Funds that have significant derivatives exposure, the Trust will provide discussion of the effects that significant derivatives exposure has on each Fund’s performance.

12.

Comment: For Funds with a higher portfolio turnover rate, notably the Quaker Event Arbitrage Fund and the Quaker Small-Cap Growth Tactical Allocation Fund, disclose the risk related to portfolio turnover as a principal risk in the prospectus for the applicable funds.

Response: For Funds with a higher portfolio turnover rate, the risk related to portfolio turnover will be disclosed going forward as a principal risk in the prospectuses for the applicable funds.

13.

Comment: For the Quaker Global Tactical Allocation Fund, explain why the expense ratio for Institutional Class shares stated in the Financial Highlights section of the Annual Report is materially different from the expense ratio stated in the Fund’s most recent prospectus.

Response: The expense ratio for Institutional Class shares stated in the Financial Highlights section of the Annual Report is different from the expense ratio stated in the Fund’s most recent prospectus because capstock activity during the period caused a divergence in the class level expense ratios. These divergences should not be carried through to the prospectus updates.

14.

Comment: For the Quaker Long-Short Tactical Allocation Fund, explain why the expense ratio for Institutional Class shares stated in the Financial Highlights section of the Annual Report is materially different from the expense ratio stated in the Fund’s most recent prospectus.

Response: The expense ratio for the Institutional Class shares stated in the Financial Highlights section of the Annual Report is different from the expense ratio stated in the Fund’s most recent prospectus because capstock activity during the period caused a divergence in the class level expense ratios. These divergences should not be carried through to the prospectus updates.

15.

Comment: For the Quaker Small-Cap Value Fund, explain why investment advisory fees are being waived when the Fund is below the threshold amounts and explain whether these fees can be re-captured by the adviser.

Response: The investment advisory fees for the Quaker Small-Cap Value Fund are being waived pursuant to a voluntary waiver by the Fund’s sub-adviser from May 3, 2005 through March 8, 2010. This voluntary waiver was disclosed in the notes to the financial statements from 6/30/2010 whereby the sub-adviser agreed to charge an advisory fee rate of 0.85% on the first $25 million in assets and 0.80% on all amounts in excess of $25 million. The contractual rate at the time was 0.90%. Since this waiver was voluntary, it was not subject to an agreement and not subject to recapture.

16.

Comment: In the “Distributions to Shareholders” section of Note 2 of the Notes to the Financial Statements, which states that each Fund may make a supplemental distribution subsequent to the end of its fiscal year ending June 30, describe the type of distribution that this supplemental distribution may be.

Response: The language describing the supplemental distribution refers to the “spill back” distribution that each Fund is permitted to make after the end of its fiscal year to satisfy Internal Revenue Code provisions regarding investment company distributions.

17.

Comment: In “Note 14 — Review for Subsequent Events,” the Trust is described as receiving notification of redemptions of certain shareholders in the Quaker Small-Cap Value Fund totaling approximately $43,000,000. Explain the reason for this large redemption and whether the Fund was prepared for such a large redemption.

Response: This redemption in the Quaker Small-Cap Value Fund was due to normal shareholder redemptions, of which the Fund was made aware through its standard procedures, including the distribution of daily share sheets, concerning redemptions.

Sincerely,

/s/ Justin Brundage
Justin Brundage
Secretary

309 Technology Drive
Malvern, PA 19355
August 30, 2011
Sheila Stout
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:	Quaker Investment Trust File Nos. 033-38074 and 811-06260
Dear Ms. Stout,
          As requested by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in connection with its review of the Quaker Investment Trust’s (the “Trust”) Certified Shareholder Report on Form N-CSR that was filed on September 2, 2010, the Trust acknowledges that, with respect to filings made by the Trust with the Commission and reviewed by the Staff:
(a)	The Trust is responsible for the adequacy and accuracy of the disclosure in the Trust’s Certified Shareholder Report;

(b)

Staff comments or changes to disclosure in response to Staff comments in the Trust’s Certified Shareholder Report reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Certified Shareholder Report; and

(c)	The Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,

/s/ Justin Brundage
Justin Brundage
Secretary